Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

30/F, CHINA WORLD OFFICE 2

NO. 1, JIAN GUO MEN WAI AVENUE

BEIJING 100004 CHINA

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TEL: (86-10) 6535-5500

FAX: (86-10) 6535-5577

www.skadden.com

February March 3, 2016

FIRM/AFFILIATE OFFICES

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BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mecox Lane Limited
Amendment No. 2 Schedule 13E-3
Filed February 23, 2016
File No. 005-85977

Dear Mr. Reynolds:

On behalf of Mecox Lane Limited, a company organized under the laws of the Cayman Islands (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 29, 2016, as a supplement to the response letter and the Amendment No. 2 to the Schedule 13E-3, File No. 005-85977 (the “Amendment No. 2”) filed on February 23, 2016 by the Company and the other filing persons named therein.

Please note that all references to page numbers in the responses are references to the revised preliminary proxy attached as Exhibit (a)-(1) to the Amendment No. 2 (the “Revised Proxy Statement”). In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes in response to the Staff’s comments is being provided separately to the Staff via email.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), MINAT ASSOCIATED CO., LTD., and ChinaEquity Alliance Victory Co., Ltd., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Revised Proxy Statement

Background to the Merger, page 26

1.	We note your revised disclosure in response to comments 1 and 4. Please revise “Background of the Merger” and “Reasons for the Merger and Recommendation of the Special Committee and the Board” to disclose the extent to which pricing negotiations involved, and the board considered, the company’s apparent improvement in financial performance. In this regard, we note the 15.4% increase in net revenues and net income of $1.1 million compared to a net loss of $0.2 million in the third quarter of 2014.

We respectfully advise the Staff that, in the course of evaluating the Transaction, the Special Committee and the Board considered various factors, including, without limitation, the Company’s historical financial performance and future prospects, which have been described in page 32 of the preliminary proxy statement. In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 30 and 35 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation…, page 31

2.	We note the revisions made in response to comment 2 in our letter dated February 17, 2016. Revise your disclosure to explain why you do not “believe the inclusion of these director and officer shareholders in the Houlihan Lokey opinion affects [the Special Committee’s] ability to rely on the Houlihan Lokey opinion as one of the factors based on which [it] determines that the Merger is fair to the Unaffiliated Security Holders.”

We respectfully advise the Staff that, while the fairness opinion delivered by Houlihan Lokey speaks as to the fairness of the merger consideration to be received by the holders of the Shares and the ADSs (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), and therefore encompasses the Company’s director and officer shareholders who are considered affiliates of the Company but are not the Rollover Shareholders, such encompassed affiliates will receive the same merger consideration for their Shares as the Company’s Unaffiliated Security Holders and consequently, the Special Committee believes that the inclusion of such affiliates within the scope of the fairness opinion does not mitigate against a finding that the Merger is fair from a financial point of view to the Unaffiliated Security Holders. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

Certain Financial Projections, page 40

3.	We note the revisions made in response to comment 3 in our letter dated February 17, 2016. While you have deleted the only non-GAAP line item in the projections, your disclosure prior to the tabular presentation continues to indicate that the projections were not prepared with the view toward compliance with GAAP. Please advise or revise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 40 of the Revised Proxy Statement.

* * *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Peter X. Huang__
Peter X. Huang, Esq.

Enclosures

cc:	Xionsheng Yang
(Mecox Lane Limited)

Fang Xue, Esq
(Gibson Dunn & Crutcher LLP)